

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 1, 2006

Peter L. Hauser
Chief Executive Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

> **Re: Entrx Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2006**
> **File No. 0-02000**

Dear Mr. Hauser:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that since the financials in your 10-KSB have gone stale, you will have to provide shareholders with Item 13 information as of the date of your most recent 10-QSB, along with your 10-KSB.

Proposal 2

2. Please provide your legal analysis why this transaction is not a 13e-3 transaction. Please confirm that this is not the first step in a series of transactions that together form a 13e-3 transaction.

3. Please include a prominent special considerations section setting forth the negative features of the transaction, e.g., that it may force your equity holders to sell at a time not of their choosing and that the forced sale may be at a depressed market price.

4. Please explain why the board thinks this transaction is fair to the shareholders being forced out at a time and price not of their choosing.

5. Please disclose the factors the board will consider in determining when to effect the reverse/forward split and whether the board has in fact determined the timing of the split.

6. You state that you reserve the right to abandon the reverse/forward split without further action by the shareholders. Please discuss the factors and circumstances that the board will consider in determining whether to adopt the proposal.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Roger Frommelt, Esq.
        220 South Sixth Street, Suite 2200
        Minneapolis, MN 55402-4504